Mail Stop 3010

September 18, 2009

VIA USMAIL and FAX (720) 493-6549

Mr. Paul Beldin
Senior Vice President and Chief Accounting Officer
Apartment Investment & Management Company
AIMCO Properties, L.P.
4582 South Ulster Street Parkway, Suite 1100
Denver, Colorado 80237

> **Re: Apartment Investment & Management Company**
> **Form 10-K for the year ended 12/31/2008**
> **Filed 2/27/2009**
> **File Nos. 001-13232**
> **AIMCO Properties, L.P.**
> **Form 10-K for the year ended 12/31/2008**
> **Filed 2/27/2009**
> **File Nos. 000-24497**

Dear Mr. Paul Beldin:

We have reviewed your response letters dated July 16, 2009 and have the following additional comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Provide to us the information requested if indicated and please be as detailed as necessary in your explanation.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2008

Financial Statements and Notes

Consolidated Statements of Income, page F-4

1.   We have considered your response to comment one and as previously communicated, we continue to believe a revision to historical results to reclass the provision for impairment losses for operating real estate and real estate development assets within operating income is appropriate. Please advise us of your progress in addressing this comment.

Note 14 – Earnings Per Unit, page F-44

2.   We note for the purpose of calculating diluted EPS, you have devised and implemented a policy that determines whether preferred unit redemptions shall be settled in cash or shares of common stock.   Please describe your policy in detail and the facts and circumstances you relied upon in determining that you have a positive intent and ability to cash settle that would overcome the presumption of share settlement. Reference is made to paragraph 29 of SFAS 128 and EITF Topic D-72.   Your discussion should also indicate how your historical past experience correlates with your implemented policy.

* * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please file a letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Wilson K. Lee at (202) 551-3468 or me at (202) 551-3413 if you have any questions.

Sincerely,

Cicely LaMothe
Branch Chief